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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                                 FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Required Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                     Commission File Number 33-87402

Tryon Mortgage Funding, Inc. (as Sponsor under the Pooling and Servicing
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Agreement, dated as of April 1, 1996 caused the issue of Tryon Mortgage Funding,
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           Inc. Mortgage Pass-Through Certificates, Series 1996-1
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          (Exact name of registrant as specified in its charter)


                    100  North  Tryon Street, 11th Floor,
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              Charlotte,North Carolina  28255, (704) 386-5000
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      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   Class A-1 6.35% Mortgage Pass-Through Certificates, Series 1996-1; Class A-2 7.30% Mortgage Pass-Through Certificates, Series 1996-1; Class A-3 7.55% Mortgage Pass-Through Certificates, Series 1996-1; Class A-4 7.70% Mortgage Pass-Through Certificates, Series 1996-1; Class B-1 7.75% Mortgage Pass-Through Certificates, Series 1996-1; and Class B-2 7.90% Mortgage Pass-Through Certificates, Series 1996-1
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   (Title of each class of securities covered by this Form)


                                  None
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          (Title of all other classes of securities for which a
        duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [ ]      Rule 12h-3(b)(1)(i)  [x]
               Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(1)(ii) [  ]
               Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(i)  [  ]
               Rule 12g-4(a)(2)(ii) [ ]      Rule 12h-3(b)(2)(ii) [  ]
                                             Rule 15d-6           [  ]

      Approximate number of holders of record as of the certification
                                   or notice date:                     one (1)
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      Pursuant to the requirements of the Securities Exchange Act of 1934, Tryon
Mortgage Funding, Inc. (Sponsor) Series 1996-1 has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.


Date:  June 13, 1997                    By:    /s/ James H. Sherrill
                                               -----------------------
                                        Name:    James H. Sherrill
                                        Title:     Vice President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Securities and Exchange Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.